Exhibit (a)(5)(v)
IN THE IOWA DISTRICT COURT FOR STORY COUNTY

SCOTT CROUTHAMEL, individually and on behalf of all others similarly situated,

Plaintiff,
vs.

JORGEN M. CLAUSEN, KLAUS H. MURMANN, SVEN RUDER, SVEN MURMANN, DAVID J. ANDERSON, JOHANNES F. KIRCHHOFF, F. JOSEPH LOUGHREY, PER HAVE, STEVEN H. WOOD, WILLIAM E. HOOVER, KIM FAUSING, NIELS B. CHRISTIANSEN, SAUER-DANFOSS INC., DANFOSS A/S and DANFOSS A/S ACQUISITION, INC.,
Case No.: LACV 045794 PETITION AT LAW
Defendants.

2010 FEB 10 PM 12:02 CLERK OF COURT NEVADA, IOWA

CLASS ACTION PETITION

Plaintiff, by his attorneys, for his Class Action Complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief based, upon inter alia, the investigation of counsel which included, inter alia, a review of Securities and Exchange Commission ("SEC") filings, analyst reports, news releases, media reports and other public information, as follows:

OVERVIEW OF THE ACTION

1.            This is a shareholder class action on behalf of public shareholders of Sauer-Danfoss, Inc. ("SHS" or the "Company") seeking damages and/or other appropriate relief in connection with a proposed transaction pursuant to which Danfoss A/S, the Company's majority shareholder, owning 75.7% of the Company's outstanding shares, will commence a tender offer for the remaining publicly held shares of SHS at $10.10 per share (the "Buyout" or "Tender Offer").

2.            Pursuant to the Buyout, Danfoss A/S seeks to acquire the publicly held SHS shares on unfair terms and without regard to the best interests of the Company's public shareholders or the intrinsic value of SHS' shares, and to usurp the benefits of the Company's growth and future prospects for the benefit of those defendants who control the Company. Indeed, the consideration to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things, the intrinsic value of the shares of SHS is materially in excess of $10.10 per share, and the $10.10 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Danfoss A/S to "cap" the market price of SHS shares, as part of a plan for defendants to obtain complete ownership of SHS assets and business at the lowest possible price.

3.            Significantly, the Buyout is timed to take advantage of the Company's current depressed stock price. Indeed, the consideration being offered SHS is nearly 60% below the $16 per share that Danfoss A/S recently paid for the purchase of over 10 million SHS common shares on October 30, 2009, less than two months prior to Danfoss A/S's announcement of the Buyout. Tellingly, since announcement of the proposed Tender Offer on December 22, 2009, SHS common stock has consistently traded above the proposed offering price reaching a post announcement high closing price of $12.49 per share on January 19, 2010.

4.            Through Danfoss A/S's stock ownership and substantial control of the Company, it is able to dominate SHS' Board of Directors as well as any committee thereof. Under these circumstances, neither the Company's Board nor any committee thereof can be expected to protect the interests of the Company's public shareholders in a transaction that benefits Danfoss A/S at the expense of the SHS shareholders.

5.            By reason of the foregoing acts, practices and course of conduct, Danfoss A/S has breached and will breach its duty as controlling stockholder of SHS by engaging in improper overreaching in attempting to carry out the Tender Offer. By reason of the foregoing, the Individual Defendants have violated their fiduciary duties to SHS and the remaining stockholders of SHS in the event that they fail to oppose the bid on the terms presently proposed.

6.            Accordingly, judicial scrutiny of the Tender Offer is necessary to ensure that the best interest of all SHS shareholders, and not the interests of the defendants, is the basis for any SHS Board decision to recommend Tender Offer. Plaintiff alleges that he and other public shareholders of SHS are entitled to injunctive relief, inter alia, enjoining the Tender Offer and, alternatively, to recover damages in the event Buyout is consummated.

THE PARTIES

7.            Plaintiff has been the owner of the common stock of SHS since prior to the transaction herein complained of and continuously to date.

8.            Defendant SHS is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 250 Parkway Drive Suite 270, Lincolnshire, IL 60069. SHS develops, manufactures and markets advanced systems for the distribution and control of power in mobile equipment. The Company designs, manufactures and markets hydraulic, electronic, electric and mechanical components, as well as software and integrated systems that generate, transmit and control power in mobile equipment. As of December 21, 2009, SHS had issued and outstanding approximately 48 million shares of common stock.

9.           Defendant Jorgen M. Clausen ("Clausen") is and has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. On October 1, 2008, Clausen announced his retirement as President and Chief Executive Officer of Danfoss A/S. Clausen serves as the Chairman of Danfoss A/S.

10.           Defendant Klaus H. Murmann ("K. Murmann") served as a director of the Company from April 18, 1990 until July 10, 2008. Murmann is currently Chairman Emeritus of the Company, a non-voting, advisory position. From 1987 to May 3, 2000, K. Murmann served as Chairman and Chief Executive Officer of the Company and its predecessor. He retired as an active employee of the Company as of December 31, 2002. K. Murmann founded Sauer Getriebe, a predecessor to the Company, in 1967, and has been involved in the hydrostatics business for more than 40 years. He was Chairman of the Board of PSV AG, Cologne, a German national pension fund, for more than five years until he stepped down in July 2006.

11.           Defendant Sven Ruder ("Ruder") is and has been a director of the Company since July 10, 2008. Ruder became the President and Chief Executive Officer of the Company on January 1, 2009. He served as the President of the Motion Controls division of Danfoss A/S from January 2001 through December 2008. Ruder serves on the Boards of Directors of Danfoss Turbocor Compressors BV, a privately held joint venture between Danfoss A/S and Turbocorp BV, and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV that is engaged in the manufacture of air conditioning and refrigeration compressors.

12.           Defendant Sven Murmann ("S. Murmann") is and has been a director of the Company since April 21, 1994, and Vice Chairman of the Company since May 5, 2004. S. Murmann is Managing Director of Sauer Holding GmbH, an investment company controlled by the Murmann family, a position he has held for more than the past five years, and is a member of the Board of Directors of Cartagena Group Inc., a real estate company held by K. Murmann. S. Murmann is also a member of the Board of Directors of ICF Solutions Inc., which is active in the property market and held by a subsidiary of Sauer Holding GmbH. He is a member of the Board of Danfoss A/S.

13.           Defendant David J. Anderson ("Anderson") served as a director of the Company from July 1, 2002 until July 10, 2008 and as President and Chief Executive Officer of the Company from July 1, 2002 until December 31, 2008. Anderson presently serves as the Co-Vice Chairman of the Board in a non-voting, advisory capacity. He served as Executive Vice President Strategic Business Development of the Company from May 3, 2000, until July 1, 2002.

14.           Defendant Johannes F. Kirchhoff ("Kirchhoff") is and has been a director of the Company since April 17, 1997. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, for more than the past five years. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board.

15.           Defendant F. Joseph Loughrey ("Loughrey") is and has been a director of the Company since June 23, 2000. After 35 years of service with Cummins Inc., Loughrey retired on April 1, 2009. He has been Vice Chairman of Cummins Inc. since August 1, 2008 and served as its President and Chief Operating Officer from May 2005 until August 2008. Loughrey is a member of the Audit Committee and the Compensation Committee of the Board.

16.           Defendant Per Have ("Have") is and has been a director of the Company since November 9, 2009. Have is the Chief Financial Officer of Danfoss A/S.

17.           Defendant Steven H. Wood ("Wood") is and has been a director of SHS since January 1, 2003. Defendant Wood is currently the Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries. He was formerly Vice President and Corporate Controller for Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, from May 2004 until May 2006.

18.           Defendant William E. Hoover, Jr. ("Hoover") is and has been a director of the Company since July 10, 2008. Hoover worked for McKinsey & Co., a management consulting firm, for approximately 30 years until July 2007. Hoover serves on the Boards of Directors of Danfoss A/S, GN Great Nordic, a Danish manufacturer of hearing instruments that is listed on the Copenhagen Stock Exchange, and NorthStar Battery, a privately owned firm that makes batteries for mobile base stations. He is the Vice Chairman of the GN Great Nordic board.

19.           Defendant Kim Fausing ("Fausing") is and has been a director of the Company since July 10, 2008. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008. In 2007, Fausing became a divisional president of Danfoss A/S, having previously worked at Hilti Corporation, a privately owned manufacturer of construction and engineering products, from 1990 through 2007.

20.           Defendant Niels B. Christiansen ("Christiansen") has been a director of the Company since July 10, 2008. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008. Prior to that, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S.

21.           At all relevant times, defendants in paragraphs 9-20 (collectively, the "Individual Defendants") constituted the Company's Board of Directors.

22.           The Individual Defendants, by virtue of their positions as officers and/or directors of SHS and/or their exercise of control and dominant ownership over the business and corporate affairs of SHS, owed and owes SHS and its shareholders fiduciary obligations and were are required to: use their ability to control and manage SHS in a fair, just and equitable manner; act in furtherance of the best interests of SHS and its shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of SHS and its shareholders.

23.           As discussed in detail below, the Individual Defendants, who collectively control the actions of SHS, have breached their fiduciary duties to SHS's public shareholders by acting to cause or facilitate certain members of managements' acquisition of the publicly-held shares of SHS, to the exclusion of all other bidders and for unfair and inadequate consideration, and colluding with management in coercive tactics in accompanying such buy-out.

24.           Defendant Danfoss A/S (www.danfoss.com) is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss A/S has a 75.7% ownership share in the Company.

25.           Defendant Danfoss Acquisition, Inc. ("Danfoss Acquisition"), a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, was organized for the sole purpose of completing the Tender Offer.

26.           Defendants Danfoss A/S and Danfoss Acquisition are collectively referred to as "Danfoss A/S."

27.           Defendant Danfoss A/S, as a controlling shareholder, stands in a fiduciary position relative to the company's public shareholders. Danfoss A/S' fiduciary duties, including those of the SHS directors whom it controls, at all times relevant herein, required them to exercise their best judgment and to act in prudent manner and in the best interest of the company's minority shareholders. As a controlling shareholder, Danfoss A/S and its agents on SHS' board, owed the public non-Danfoss A/Ss, minority shareholders of SHS the highest duty of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

28.           Each defendant herein is sued individually, or as a conspirator and/or aider and abettor, and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

29.           Plaintiff brings this action pursuant to Iowa Rule of Civil Procedure 1.261, on behalf of himself and all other shareholders of the Company, except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

30.           This action is properly maintainable as a class action for the following reasons:

(a)           The Class is so numerous that joinder of all members is impracticable. As of November 9, 2009, there are in excess of 48,387,205 shares of SHS outstanding, of which approximately 11,757,425 shares were held by shareholders excluding Danfoss S/A, and held by hundreds if not thousands of shareholders of SHS who are members of the Class.

(b)           Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

 (c)           There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(i)            Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits defendants at the expense of the members of the Class;

(ii)           Whether the defendants, as controllers of the Company, and principal shareholders of SHS, are violating their fiduciary duties to plaintiff and the other members of the Class;

(iii)           Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv)           Whether defendants have initiated and timed their buy-out of SHS shares to unfairly benefit defendants at the expense of SHS's public shareholders.

(d)           The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

(e)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

(f)           Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

31.           For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and SHS's violations of law will proceed without remedy.

32.           Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding relief with respect to the Class as a whole.

BACKGROUND

33.           SHS develops, manufactures and markets advanced systems for the distribution and control of power in mobile equipment. The Company designs, manufactures and markets hydraulic, electronic, electric and mechanical components, as well as software and integrated systems that generate, transmit and control power in mobile equipment. SHS reports its operating segments based on its product lines of Propel, Work Function and Controls. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors, as well as gear pumps and motors that transmit power for the work functions of the vehicle. Products in the Controls segment include electrohydraulic controls, microprocessors, electric drives and valves that control and direct the power of a vehicle.

34.           On November 9, 2009, SHS entered into a revised credit agreement, dated (the "New Credit Agreement"), with Danfoss A/S as lender, that revised the terms of an existing credit agreement with Danfoss A/S dated as of March 12, 2009. Pursuant to the New Credit Agreement, the prior credit agreement dated March 12, 2009 was terminated and replaced by a new unsecured revolving credit facility that will permit the SHS to borrow up to $690 million from Danfoss A/S. SHS's borrowings under the New Credit Agreement are due and payable in full on April 29, 2011. The New Credit Agreement contained no financial covenants but did have a number of affirmative and negative covenants that, among other things, required SHS to obtain the consent of Danfoss prior to engaging in certain types of transactions. Specifically, pursuant to the New Credit Agreement, SHS gave Danfoss A/S veto power over any extraordinary corporate transaction (i.e., a sale, merger, lease or liquidation) involving SHS.

35.           On October 30, 2009, Danfoss A/S increased its ownership stake to 75.7% through the purchase of 10,029,264 shares of SHS common stock from Sauer Holding GmbH (a limited liability company organized under the laws of Germany) for $16 per share.

THE TENDER OFFER

36.           On December 22, 2009, Danfoss A/S issued a press release over Marketwire that it intends to launch a cash tender offer for all of the outstanding shares of common stock of SHS not already owned by Danfoss A/S for $10.10 per share. The stake of approximately 24.3% of SHS not owned by Danfoss A/S would be valued at approximately $118,750,000 at the $10.10 per share offer price.

37.           Danfoss A/S's sole interest is in acquiring the shares of SHS that it does not already own and it has no interest in a disposition of its controlling interest in SHS or in any other strategic transaction involving SHS other than the proposed Tender Offer.

38.           The Tender Offer will be made directly to the shareholders of SHS. Danfoss A/S originally intended to commence the Tender Offer in the first week of January 2010, but that Tender Offer start date was delayed, as explained herein.

39.           The Tender Offer will be conditioned upon, among other things, the tender of a majority of the minority shares (that is, shares that are not owned by Danfoss A/S or its affiliates or the directors or officers of Danfoss A/S, its affiliates, or SHS) (the "majority of the minority" condition), and the ownership by Danfoss A/S of at least 90% of the outstanding shares following consummation of the Tender Offer. The aforesaid majority of the minority condition will not be waiveable in this Tender Offer. The Tender Offer will not be subject to any financing condition. Danfoss A/S expects to finance the Tender Offer from its existing financing sources.

40.           If Danfoss A/S owns at least 90% of the outstanding shares following consummation of the Tender Offer, Danfoss A/S intends to cause SHS to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Tender Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Tender Offer.

41.           On December 22, 2009, in response to the Danfoss A/S announcement, the Company issued its own press release stating that the Board of Directors has established a Special Committee to consider the offer. "The Special Committee will consider and take a position with respect to the offer in accordance with applicable legal requirements." The press release further stated that SHS "shareholders are advised to take no action with respect to the offer until they have been advised of the Company's position."

42.           The Special Committee retained Kirkland & Ellis LLP as its legal counsel.

43.           On January 8, 2010 and again on January 15, 2010, Danfoss A/S announced the delay of the launch of its intended Tender Offer "because it is discussing certain matters with respect to the Offer (not related to the terms of the Offer) with the Special Committee..." of SHS.

44.           The Buyout is structured to strip the public shareholders of the protections afforded them by law so that defendants can secure for themselves extraordinary benefits not available to the public shareholders.

45.           The consideration to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things, the intrinsic value of the SHS shares is materially in excess of $10.10 per share, and the $10.10 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Danfoss A/S to "cap" the market price of SHS shares, as part of a plan for defendants to obtain complete ownership of SHS assets and business at the lowest possible price. Significantly, the Buyout is timed to take advantage of the Company's current depressed Share price.

46.           The Board (or any committee thereof) is a sham because it is simply incapable of protecting the Company's public shareholders. The Board is so conflicted that no combination of the individual Defendants can be considered "independent." Under these circumstances, neither the Board nor any committee thereof can be expected to protect the interests of the SHS's public shareholders in a transaction that benefits Danfoss A/S at the expense of SHS shareholders. The terms of the Tender Offer as now proposed are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by Danfoss A/S and the Individual Defendants by virtue of their positions of control of SHS and that possessed by SHS's public shareholders.

47.           The Individual Defendants' failure to reject immediately the facially inadequate Tender Offer evinces their disregard for ensuring that SHS shareholders receive adequate value for their Company interest. By failing to reject the Tender Offer outright, defendants are artificially depressing the value of SHS shares, thereby depriving Plaintiffs and the Class of the right to receive the maximum value for their shares. In this regard, defendants are portraying the Tender Offer consideration as not only adequate but providing a premium without reference to current economic or market conditions or the historical market price of SHS shares.

48.           Defendants owe fundamental fiduciary obligations to SHS's shareholders to take all necessary and appropriate steps to achieve the best value for their shares. Defendants have the responsibility to act independently so that the interests of the Company's public shareholders will be protected and to immediately reject offers that are clearly not in the interest of the public shareholders, but instead, have been designed to benefit Danfoss A/S. Further, the directors must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations of good faith and loyalty.

49.           Because the Individual Defendants dominate and control the business and corporate affairs of SHS and because they are in possession of private Company information concerning SHS's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of SHS. This discrepancy makes it grossly and inherently unfair for the special committee to continue to consider the Tender Offer.

50.           Defendants have the power and are exercising their power to acquire SHS's shares and dictate terms which are in defendants' best interest, without seriously exploring any competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of SHS's shares.

51.           By using their domination and control as a means to force the consummation of the Tender Offer, defendants are violating their duties as fiduciaries to the Company. Defendants, acting in concert, are violating their fiduciary duties owed to the public shareholders of SHS and are putting their own personal interests ahead of the interests of SHS's public shareholders. To act consistent with their fiduciary duties, defendants should evaluate all available alternatives, including negotiating with any third-party bidders that have emerged and any other potential suitors, which they have failed to do.

52.           Defendants' fiduciary obligations require them to: (a) act independently so that the interests of SHS's public shareholders will be protected; (b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of SHS's public shareholders; and (c) provide SHS's shareholders with truly independent representation in the negotiations with management and the other bidders for the Company.

53.           By reason of the foregoing, defendants have breached and will continue to breach their duties to the public shareholders of SHS and are engaging in improper, unfair dealing and wrongful and coercive conduct.

54.           Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

55.           Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their shares at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling SHS.

56.           Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a Buy-Out on unfair and inadequate terms which will exclude the Class from its fair proportionate share of SHS's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

57.           Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty and Self-Dealing
Against All Defendants Other than Danfoss A/S

58.           Plaintiff repeats and re-alleges each allegation above set forth herein.

59.           The defendants have violated fiduciary duties of care, loyalty and independence owed to the non-Danfoss A/S shareholders of SHS and have placed personal interests ahead of the interests of SHS' shareholders, causing damages for which plaintiff seek compensation.

60.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, will unfairly deprive plaintiff and other members of the Class of the true value of their SHS investment.

61.           Defendants have failed to take steps to maximize the value of SHS to benefit the public shareholders and have embarked on a process that avoids competitive bidding and provides Danfoss A/S with an unfair advantage by effectively excluding other potential acquirers or alternative transactions.

62.            Danfoss A/Ss dominates and controls the business and corporate affairs of SHS, and possesses proprietary information concerning SHS. This results in an imbalance and disparity of knowledge between Danfoss A/S and other shareholders which makes the process used herein inherently unfair.

63.           Defendants have violated their fiduciary duties by engaging and endeavoring to enter into the proposed transaction without regard to the fairness of the transaction to SHS shareholders and the fiduciary duties owed to plaintiff and the other public SHS shareholders.

64.           By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

65.           As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of SHS's stock and businesses and will be prevented from obtaining a fair price for their common stock.

66.           Unless enjoined by this Court, the defendants will continue to breach the fiduciary duties owed plaintiff and the Class, and may consummate the Proposed Acquisition to the disadvantage of the public shareholders.

67.           Defendants have engaged in self-dealing, have not acted in good faith to plaintiff and the other members of the Class, and have breached and are breaching fiduciary requirements to the members of the Class.

68.           As a result of the defendants' activities, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive a fair portion of the true value of SHS's assets and will be prevented from obtaining the real value of their ownership interest in the Company. Unless the Buyout is enjoined by the Court, and a fair process substituted, defendants will continue to breach their fiduciary duties to plaintiff and the members of the Class, will not engage in arm's length negotiations on the Buyout terms with Danfoss A/S.

69.           Plaintiff and members of the class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty and Self-Dealing
Against Danfoss A/S

70.            Plaintiff repeats and re-alleges each and every allegation above as though fully set forth herein.

71.            Defendant Danfoss A/S is a defendant herein as a consequence of its own direct breaches of its fiduciary duties to the minority shareholders of SHS.

72.           Danfoss A/S, as a controlling shareholder, stands in a fiduciary position relative to the company's public shareholders. Danfoss A/S' fiduciary duties, including those of the SHS directors whom it controls, at all times relevant herein, required them to exercise their best judgment and to act in prudent manner and in the best interest of the company's minority shareholders. As a controlling shareholder, Danfoss A/S and its agents on SHS's board, owed the public non-Danfoss A/S, minority shareholders of SHS the highest duty of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

73.           Given Danfoss A/S' control of the Company, it is able to dominate and control SHS's Board of Directors. Under the circumstances, none of the directors can be expected to protect SHS's public shareholders in dealings between Danfoss A/S and the public shareholder, as exemplified by the proposed transaction.

74.           Because of Danfoss AS' control of the Company, no third party, as a practical matter, is likely to attempt any competing bid for SHS, as the success of any such bid would require the consent and cooperation of Danfoss A/S.

75.           Thus, Danfoss A/S has the power and is exercising its power to enable it to acquire the Company's public shares and dictate terms which are contrary to the public shareholders' best interests and do not reflect the fair value of SHS's stock.

76.           Danfoss A/S has breached its duty of loyalty to SHS' public stockholders by using its control of SHS to seek to force plaintiff and the Class to surrender their equity interest in SHS at an unfair price. The individual defendants have also breached their duties of loyalty and care by not taking adequate measures to ensure that the interests of SHS' public shareholders are properly protected from overreaching by Danfoss A/S.

77.           The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Danfoss A/S by virtue of its position of control of SHS and that possessed by SHS' public shareholders. Danfoss A/S intends to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

78.           Plaintiff and other members of the class will suffer irreparable harm in that they will not receive fair value for SHS' business, assets and their ownership of the Company. Unless actions of defendant Danfoss A/S and the individual defendants are enjoined.

194.         Plaintiff and members of the class have no adequate remedy at law.

PRAYER OF RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including preliminary and permanent injunctive relief, in plaintiff's favor and in favor of the Company, as appropriate, against all defendants as follows:

A.              Authorizing the maintenance of this action as a class action, with plaintiff as representative plaintiff;

B.              Declaring that defendants have violated their fiduciary duties to the Company and its shareholders;

C.              Directing defendants to carry out their fiduciary duties to plaintiff and the Company by actively asserting any and all legal or other remedies and by adequately ensuring that no conflicts of interest exist between the interests of defendants, on the one hand, and the interests of SHS's public shareholders, on the other hand;

D.              Alternatively, awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with pre-judgment interest at the maximum rate allowable by law;

E.              Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

F.              Granting such other and further relief as maybe just and proper.

Dated: February 10, 2010

WHITFIELD & EDDY P.L.C. 317 Sixth Avenue, Suite 1200 Des Moines, Iowa 50309-4195 Telephone: (515) 288-6041 Facsimile: (515) 246-1474 Phipps@whitfieldlaw.com

By:	/s/ David L. Phipps
David L. Phipps AT0006241
ATTORNEYS FOR PLAINTIFF

OF COUNSEL:

BULL LIFSHITZ, LLP
18 East 41ST Street
New York, New York 10017
Telephone: (212) 213-6222